SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14D-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

SPECTRALINK CORPORATION

(Name of Subject Company)

SPECTRALINK CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

847580107

(CUSIP Number of Class of Securities)

John H. Elms

Chief Executive Officer

5755 Central Avenue, Suite 202E

Boulder, CO 80301

(303) 440-5330

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Mark A. Leahy, Esq.

Fenwick & West LLP

Silicon Valley Center

801 California Street

Mountain View, CA 94041

(650) 988-8500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached below is an e-mail, dated February 7, 2007, distributed by John Elms, Chief Executive Officer of SpectraLink Corporation, announcing that the company has signed a definitive agreement to be acquired by Polycom, Inc.

Dear SpectraLink employees:

Today, Polycom announced its intent to acquire SpectraLink. While this news may come as a surprise to you, I assure you that this is tremendous news for SpectraLink and Polycom. There is a great deal of synergy between the two companies, and we view the acquisition as a positive strategic move for all of our key stakeholders, including our customers, our investors and our employees.

Polycom and SpectraLink are very similar in our market positions and strategies. Both companies are undisputed leaders in our respective market segments. Both companies are committed to supporting open standards and interoperability. Both companies have strategic OEM relationships with the leading PBX vendors. And both companies see tremendous opportunity in the rapidly growing enterprise IP telephony market.

From our perspective, we see significant growth opportunity for enterprise wireless telephony - using both Wi-Fi and DECT technologies - in the SMB and hosted IP telephony segments, markets where Polycom already has significant presence and well-established channels. For some time we have viewed Polycom as a potential strategic partner to address those markets, and now with us working together we are well-positioned to establish a leadership position in a growing market.

For Polycom, the acquisition enables them to offer customers one-stop shopping for their wired and wireless IP telephony solutions. It gives them immediate access to our vertical markets where we can exploit synergies in our sales channels and product portfolios. And it adds market-leading enterprise wireless products to their market-leading IP telephony and conferencing product portfolio.

I appreciate the hard work and dedication of all SpectraLink and KIRK employees that have made our company what it is today. It is because of your hard work that we have the opportunity to take this next step and further our market growth. Polycom believes firmly in our potential, and it’s clear that we can do a lot more working together with them than continuing on our own.

You will learn more about our relationship with Polycom in the upcoming weeks. The deal is expected to close within the next few months. In the meantime, we have an integration team hard at work to make the transition as smooth as possible.

Attached is the news release as well as fact sheet about Polycom and a Q&A document that touches upon what this means to all of us. I would like to invite you to a town hall meeting, where we will discuss the planned acquisition and what it means to you and the company as a whole.

You’re invited

What:	SpectraLink town hall meeting
When:	9 - 10 a.m., Thursday, Feb. 8, 2007
Where:	The Omni Interlocken Resort, Broomfield (Interlocken Ballrooms B, C, D)
Why:	To learn more about Polycom’s planned acquisition of SpectraLink
How:	All local employees are encouraged to begin their work day by attending the town hall meeting at the Omni. Business will resume at SpectraLink’s headquarters immediately following the town hall meeting. Employees outside of Denver/Boulder may join via conference call.

Conference call details:

U.S.	1 866 238 1641
International	+1 703 639 1162
Conference ID	1040275

A replay of the call will be available for one week beginning Feb. 8 at 3 p.m. Mountain time. To access the replay dial:

U.S.	1 888 266 2081
International	+1 703 925 2533
Access Code	1040275

I thank each of you for the contributions you’ve made to bring us to this new chapter in our history—one that allows us to combine forces with Polycom and truly be the leaders in unified communication and collaboration.

Best regards,

/s/ John Elms

Exhibit A	-	News Release
Exhibit B	-	Fact Sheet about Polycom
Exhibit C	-	Q&A for SpectraLink Employees

Exhibit A

POLYCOM TO ACQUIRE SPECTRALINK CORPORATION

FOR APPROXIMATELY $220M IN CASH

Acquisition Leverages Mobility into IP-Based Unified Collaboration

PLEASANTON, Calif. and BOULDER, Colo. – Feb. 7, 2007 – Polycom, Inc. (NASDAQ: PLCM), the world’s leading provider of unified collaborative communications solutions, and SpectraLink Corp. (NASDAQ: SLNK), the leader in workplace wireless telephony, today announced that they have signed a definitive agreement under which Polycom will acquire SpectraLink.

Under the terms of the agreement, Polycom will commence a cash tender offer to purchase all of the outstanding shares of SpectraLink for $11.75 per share. This represents an enterprise value of approximately $220 million, which is net of existing cash and debt. The acquisition, which has been approved by the boards of directors of both companies, is also subject to a number of customary closing conditions, including obtaining applicable regulatory approvals. The board of directors of SpectraLink has unanimously recommended that the stockholders of SpectraLink accept the offer. Polycom expects to commence the tender promptly, and the acquisition is expected to close in the second quarter of calendar year 2007. Excluding non-recurring acquisition related expenses and non-cash charges, Polycom expects the acquisition to be slightly accretive in 2007.

“The SpectraLink acquisition extends Polycom’s leading IP-based collaboration solution to the rapidly-growing mobility environment,” stated Robert Hagerty, Chairman and CEO of Polycom. “Our customers are demanding wireless solutions in the enterprise and in the vertical markets we serve. Leveraging our proven strength in Polycom voice over IP (VoIP) solutions, we believe this combination yields the key strategic synergy of uniquely positioning Polycom as the only independent provider of both fixed and mobile solutions that seamlessly encompass voice, video, and data collaboration solutions from the desktop, to the meeting room, to the mobile individual.”

“Voice over Wi-Fi is a high growth market,” stated Sunil Bhalla, Senior Vice President and General Manager of Polycom’s Voice Division. “Wireless IP telephony is emerging as one of the fastest-growing segments in the IT segment. We believe integrating SpectraLink into Polycom will yield multiple immediate synergies: (1) rapidly extending Polycom’s interoperability with the enterprise SIP telephony leaders to the SpectraLink wireless handset solutions, (2) leveraging SpectraLink’s strength with key vertical markets such as retail, hospitality, and healthcare into Polycom’s core voice and video offerings, (3) strengthening our mutual strategic partner relationships such as Avaya, Alcatel, Cisco, and Nortel, and creating new opportunities for SpectraLink with Microsoft, IBM, and others, and (4) utilizing Polycom’s global channel network and high-touch sales force to sell SpectraLink mobility solutions to a broader customer set. All of these synergies deliver the opportunity for the combined company to deliver compelling fixed and mobile solutions which we believe will drive growth at both the top and bottom line.”

“We are excited about the strategic synergies driven by this combination,” said John Elms, President and CEO of SpectraLink. “With Polycom’s global leadership and presence, combined with SpectraLink’s unparalleled wireless telephony offering, we are confident that Polycom can capture the rapidly-growing mobile voice over IP opportunity across enterprise and verticals worldwide. Our management team here at SpectraLink is delighted with the opportunity to drive growth with Polycom as we launch our unified solution.”

Webcast and Conference Call

Polycom will hold a conference call today, February 7, 2007, at 5:00 p.m. ET/2:00 p.m. PT to discuss this acquisition. Robert Hagerty, Chairman and CEO of Polycom, John Elms, President and CEO of SpectraLink, Sunil Bhalla, SVP and GM of Polycom’s Voice Division, and Michael Kourey, CFO of Polycom, will host the conference. You may participate by viewing the webcast at www.polycom.com or www.spectralink.com. For callers in the US and Canada, you may call 877.809.5475; and for callers outside of the US and Canada, you may call 706.679.4994, using the pass code Polycom. A replay of the call will also be available at www.polycom.com or www.spectralink.com. For callers in the US and Canada, you may hear a replay at 800-633-8284; and for callers outside of the US and Canada, at 402-977-9140. The access number for the replay is 21328106. A replay of the call will also be maintained for thirty days on our website at www.polycom.com under Investor Relations – Archived Conference Calls.

Securities Law Disclosures

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

About SpectraLink

SpectraLink, the leader in workplace wireless telephony, delivers the power of mobile voice and messaging applications to businesses worldwide. Seamlessly integrating with VoIP and traditional telephony platforms, SpectraLink’s scalable technology provides instant access to people and business-critical information. SpectraLink handsets free on-premises employees to be more accessible, productive and responsive. For more information, visit www.spectralink.com or call 1-800-676-5465.

About Polycom

Polycom, Inc. is the worldwide leader in unified collaborative communications (UCC) that maximize the efficiency and productivity of people and organizations by integrating the broadest array of video, voice, data and Web solutions to deliver the ultimate communications experience. Polycom’s high quality, standards-based conferencing and collaboration solutions are easy to deploy and manage, as well as intuitive to use. Supported by an open architecture, they integrate seamlessly with leading telephony and presence-based networks. With its market driving technologies, best-in-class products, alliance partnerships, and world-class service, Polycom is the smart choice for organizations seeking proven solutions and a competitive advantage in real-time communications and collaboration. For additional information call 1-800-POLYCOM (765-9266) or +1-408-526-9000, or visit the Polycom website at www.polycom.com.

Forward-Looking Statements

This press release contains forward-looking statements that involve risks, uncertainties and assumptions. If such risks or uncertainties materialize or such assumptions prove incorrect, the results of Polycom and its consolidated subsidiaries could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; the anticipated timing of filings and approvals relating to the acquisition; the expected timing of the completion of the transaction; the ability to complete the transaction considering the various closing conditions, including those conditions related to antitrust regulations; expectations regarding the impact of the acquisition on Polycom’s future financial results; the potential product, market, strategic partner, sales and other synergies from the acquisition; any statements of the plans, strategies and objectives of management for future operations, product development, and product and solution positioning, including the execution of integration plans; expectations regarding growth in the voice over Wi-Fi and wireless IP telephony markets and segments; Polycom’s ability to benefit from such growth; any statements of expectation, belief, or opportunities; and any statements of assumptions underlying any of the foregoing. Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected; risks related to the timing or ultimate completion of the transaction; risks that, prior to the completion of the transaction, SpectraLink’s business may not perform as expected due to uncertainty; the possibility that the parties are unable to successfully implement integration strategies; adverse reactions to the acquisition from regulators, customers, suppliers, partners or employees; competitive responses to the acquisition; shifts in the relevant markets and segments; and other risks that are described from time to time in Polycom’s and SpectraLink’s filings with the Securities and Exchange Commission, including but not limited to the risks described in Polycom’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after Polycom’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and SpectraLink’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 and other reports filed after SpectraLink’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Polycom assumes no obligation and does not intend to update these forward-looking statements.

Contact:	Michael R. Kourey, CFO
Polycom, Inc.
925-924-5742
mkourey@polycom.com

Exhibit B

January 2007

POLYCOM FAST FACTS

Polycom, Inc.

Founded:	December 1990
IPO:	April 1996
Stock Symbol:	NASDAQ: PLCM
2006 Revenues:	USD $682.4 million
CEO:	Robert Hagerty
Headquarters:	Pleasanton, Calif. (USA)
Employees	1700
Contact Information:	1-800-POLYCOM (765-9266)
+1-925-924-6000
www.polycom.com

Corporate Offices:

•	United States/Canada: Austin; Atlanta; Andover, Mass.; Denver, Colo.; Milpitas, Calif.; Washington D.C.; Vancouver, BC

•	EMEA: United Kingdom, Netherlands, France, Germany, Norway, Israel

•	Asia-Pacific: Australia, China, Hong Kong, Japan, Singapore, Thailand

•	Latin America: Chile, Barbados, Brazil, Mexico, Argentina, Venezuela

Core Competencies: unified collaborative communications, high definition video conferencing, telepresence and voice conferencing; IP telephony, network infrastructure systems and video management systems.

About Polycom

Polycom, Inc. is the worldwide leader in unified collaborative communications (UCC) that maximize the efficiency and productivity of people and organizations by integrating the broadest array of video, voice, and content solutions to deliver the ultimate communications experience. Polycom’s high quality, standards-based conferencing and collaboration solutions are easy to deploy and manage, as well as intuitive to use. Supported by an open architecture, they integrate seamlessly with leading telephony and presence-based networks. With its market driving technologies, best-in-class products, alliance partnerships, and world-class service, Polycom is the smart choice for organizations seeking proven solutions and a competitive advantage in real-time communications and collaboration. For additional information, call 800-POLYCOM or visit the Polycom web site at www.polycom.com.

Unified Collaborative Communications:

The individual silos of voice, video and content communications are becoming seamlessly integrated under a new category called unified collaborative communications (UCC). Polycom is leading the delivery of this breakthrough technology through its own end-to-end solution and through significant integration efforts with major communications technology providers, including Alcatel, Avaya, IBM, Microsoft, Nortel Networks, and others. UCC makes distance communications and remote collaboration as natural and interactive as being there by providing powerful rich media communication capabilities as an integrated, easy-to-use part of an organization’s communication environment. With capabilities like presence-detection, users are able to instantly launch voice, video, and content sharing conferencing sessions in any combination and over any device in heterogeneous network environments, enabling meetings to accommodate the different communication capabilities of participants. The flexible Polycom solution is based on industry standards and supported by an open architecture that promotes interoperability in multi-vendor environments and complements leading network infrastructure platforms. Polycom technology works in multiple network environments (IP, SIP, ISDN, ATM,) and is expandable to meet business needs today and in the future.

Strategic Acquisitions:

•	January, 2006 – Destiny Conferencing (telepresence)

•	August, 2005 – DST Media (China-based video networking company)

•	January, 2004 – Voyant Technologies (voice conferencing and collaboration network solutions)

•	January 2003 – VCAS software from AGT (scheduling and management software)

•	June, 2002 – MeetU (web collaboration software)

•	December 2001 – ASPI Digital (installed-room voice systems)

•	October 2001 – PictureTel (PC-based video communications systems)

•	April 2001 – Circa Communications (IP telephony products)

•	February 2001 – Accord Networks (network infrastructure systems)

•	January 1998 – ViaVideo (appliance-based video communications systems)

Industry Leadership:

•	Market leader in video conferencing systems – HDX™ (high definition), VSX™ (conference room and executive desktop systems), PVX™ (desktop software application)

•	Market leader in tabletop conference phones – SoundStation2®, SoundStation2W® (wireless), SoundStation VTX 1000™ (wideband – 7kHz)

•	Market leader in video management systems – Global Management System™ , RSS 2000 (record/stream), ReadiManager™

•	Market leader in voice and video network infrastructure systems – MGC™ (unified conferencing), ReadiVoice® (voice conferencing), ReadiConvene™ (all-in one bridge, management and scheduling)

•	Market leader in standards-based VoIP phones – SoundPoint® IP (desktop), SoundStation® IP (conference phone), Polycom Communicator™ (personal USB speakerphone)

Additional Information:

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This fact sheet is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Exhibit C

Polycom’s Planned Acquisition of SpectraLink – Q&A

Why are we doing this?

Polycom is the leading independent provider of standards-based, wired VoIP phones for enterprises. SpectraLink is a leading independent provider of standards-based wireless VoIP phones for enterprises. By combining with SpectraLink, Polycom immediately becomes the leader in both the wired and wireless IP phone markets and can leverage the market and technology advantages from a combined product portfolio.

By joining forces, we can realize multiple immediate synergies:

(1)	Polycom’s interoperability with the enterprise SIP telephony leaders can be rapidly extended to the SpectraLink’s DECT and Wi-Fi wireless solutions

(2)	SpectraLink’s strength with key vertical markets such as retail, hospitality, and healthcare can be leveraged into Polycom’s core voice and video offerings

(3)	This combination strengthens our relationships with mutual strategic partners such as Avaya, Alcatel, Cisco, and Nortel, and creates new opportunities for SpectraLink with Microsoft, IBM, and others

(4)	Polycom can leverage SpectraLink’s global channel network and high-touch sales force to deliver other voice and video solutions to a broader market

There are many benefits to teaming with Polycom. Together, the combined company can bring to market the leading enterprise-grade wireless telephony offering. Polycom will become the leading independent end point provider of wired and wireless voice solutions to enterprise customers. And, the combination of the two brands provide a very strong combined offering to the market

What is Polycom’s mission and how does it apply to SpectraLink?

Polycom continues to drive the transformation of collaborative communications from the conference room to the desktop and now into the mobile space across our voice, video and infrastructure solutions. SpectraLink gives Polycom the leadership position in the fast growing wireless enterprise environment. Polycom and SpectraLink share the common goal of providing market-leading voice quality, and each have built strong reputations in the market place.

What market potential does Polycom envision with the addition of SpectraLink?

Through acquiring SpectraLink, Polycom sees tremendous growth opportunity in wireless enterprise solutions as professionals and knowledge workers need the capability to be accessible regardless of where they are. Infonetics Research (7/06) predicts the worldwide Wi-Fi Telephone market to grow from $117M in 2006 to $321M in 2009.

What are the expected benefits to Polycom and SpectraLink?

The combination of Polycom and SpectraLink solutions provide customers, channels, service providers and IP PBX partners a “one-stop-shop” for market-leading wired and wireless devices on the desktop, in mobile environments and in the conference room. Polycom gives SpectraLink immediate access to the high-growth small and medium-sized business (SMB) market with IP DECT and Wi-Fi offerings, a market that SpectraLink has already targeted for developing new incremental business. Polycom’s go-to-market strategy for the SMB market is ideal for SpectraLink products.

When will the acquisition close?

Polycom has made a tender offer to purchase SpectraLink. The acquisition is expected to close in the second quarter of calendar year 2007.

What will happen to the SpectraLink brand?

The SpectraLink brand is recognized globally and has tremendous equity in North America both with our customers and partners. Because of this, Polycom intends to maintain the SpectraLink brand for the foreseeable future.

Will any SpectraLink employees lose their jobs as a result of the acquisition?

Polycom’s intention is to acquire an ongoing business, and it is very clear that they need most employees to continue in their current functions to maintain and grow this business. As with most mergers and acquisitions, there may be areas of overlap in certain roles. The announced agreement requires a number of steps to be taken to obtain government and shareholder approval before the merger will be final, and any employment decisions will be made at the conclusion of that process. Polycom and SpectraLink management will work closely together in this process and keep you informed as decisions are finalized.

Will SpectraLink be relocated to Polycom’s Westminster (Colo.) facility?

SpectraLink has a well-established corporate campus in Boulder. There are no immediate plans or compelling business reasons to co-locate the Colorado-based SpectraLink and Polycom employees.

What will happen to SpectraLink’s compensation and benefits programs?

U.S.-based employees will be entitled to participate in the employee benefit plans and programs of Polycom, subject to the normal rules and regulations. Polycom has a very robust and comprehensive compensation & benefits program, and these plans will be made available to all employees as soon as administratively feasible following the close. Benefits include the following programs:

•	Medical, United Healthcare HMO & PPO (Kaiser HMO for Colorado Employees)

•	Dental, DMO (Similar to a medical HMO plan) & PPO

•	Vision coverage (free with medical coverage)

•	Short Term, AD&D, and Long Term Disability Benefits (through Hartford)

•	Voluntary Life Insurance

•	Business Travel Accident Insurance

•	Personal Time Off

•	12 Company Holidays

•	Flexible Spending for Dependent & Healthcare (Section 125)

•	401(k) Plan

•	Employee Stock Purchase Plan

•	Tuition Reimbursement

•	Employee Referral Bonus

•	Employee Assistance Program

International employees will remain on current country-specific benefit programs. Additional information regarding benefits, including 401(k), ESPP, and other programs, will be shared at a later date.

What compensation programs does Polycom offer?

Polycom is a pay-for-performance company. They provide focal compensation reviews every May, plus stock option and bonus programs for qualifying employees and managers.

What happens to length of service for SpectraLink employees?

Length of service will be recognized at Polycom and used for Personal Time Off accrual, vesting in Polycom’s 401(k) Plan, and Service Award recognition.

What will happen to SpectraLink stock options and ESPP program contributions?

Specific information on SpectraLink stock plans will be provided at a later date.

Where will SpectraLink fit in the Polycom organization?

SpectraLink will be integrated into Polycom’s voice division reporting into Sunil Bhalla, Senior Vice President and General Manager of Voice communications.

Will they be a separate Business Unit?

SpectraLink becomes Polycom’s Wireless Telephony Business Unit, reporting to Sunil Bhalla, Sr. Vice President and General Manager of Voice communications.

What will happen to SpectraLink’s executive management team?

John Elms, John Kelley, Gary Mead and Ernie Sampias will remain with the company for a transitional period until the teams are fully integrated. Ben Guderian will continue as VP of Marketing and Masood Garahi will continue as VP of Engineering.

What happens to SpectraLink’s KIRK telecom division in Denmark?

KIRK telecom will continue to operate as a Danish subsidiary. Ole Lysgaard Madsen will remain president of the KIRK telecom business unit for a transitional period until the teams are fully integrated.

Who should I contact if I have additional questions?

Please send all inquiries to Tami Palmer (tpalmer@spectralink.com).

When will the integration of SpectraLink into Polycom begin?

The integration will begin as soon as legally possible and very likely shortly after closing. In the meantime, until the acquisition closes, we must each continue to operate as two independent companies, in particular with separate and independent marketing, sales and customer relationship activities and initiatives without any coordination between us. This is crucial because the law requires that each of us do nothing that influences the decision making of the other. We have procedures in place for transition planning to ensure a smooth process, but no actual integration can occur until the transaction closes.

These are exciting times for both companies. As we finalize the acquisition, we will maintain open lines of communication and address all of your questions in a timely fashion. We are looking forward to combining the companies and becoming a truly global leader in unified communications and collaboration.

Additional Information

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. These frequently asked questions are for informational purposes only and are not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.

Safe Harbor

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements include, among others, statements regarding the expected timetable for completing the tender offer and merger, the proposed tender offer price, SpectraLink’s expectations concerning future opportunities for the combined company and any other statements about managements’ future expectations, beliefs, goals, plans or prospects. These forward looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially, including, among others, uncertainties as to the timing of the tender offer and merger, uncertainties as to how many SpectraLink stockholders will tender their stock, the risk that competing offers will be made, the possibility that various closing conditions for the transaction may not be met, including that a governmental or regulatory authority may prohibit or delay the consummation of the transaction, that SpectraLink’s stockholders or a governmental or regulatory authority may institute legal proceedings against the company that have a materially adverse effect on the company’s business. SpectraLink’s business also may be materially and adversely affected by other events that could negatively impact the completion of the transaction, including industry, economic or political conditions outside of its control. If the transaction does not close, SpectraLink’s stock price may significantly decrease, and it may materially impact our business. Among other things, we could lose customers, our management could be distracted, we could suffer increased employee attrition, and we could suffer delays in complying with the Company’s periodic reporting requirements. For additional risk factors, please see SpectraLink’s SEC reports, including the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006, which is available at the SEC’s website at http://www.sec.gov. SpectraLink disclaims any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

Notice to Investors

The tender offer for the outstanding common stock of SpectraLink has not yet commenced. This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of SpectraLink common stock will be made only pursuant to an offer to purchase and related materials that Polycom intends to file with the SEC on Schedule TO. SpectraLink also intends to file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. SpectraLink stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. SpectraLink stockholders and other investors will be able to obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, from Innisfree M&A Incorporated, the information agent for the offer, at (877) 750-9496, from Cowen and Company, LLC, the dealer manager for the offer, at (877) 269-3652, from Polycom (with respect to documents filed by Polycom with the SEC), or from SpectraLink (with respect to documents filed by SpectraLink with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.